RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

February 9, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	Ms. Michele Anderson, Legal Branch Chief Mr. Albert Pappas, Staff Attorney

Re:	Fortune Entertainment Corporation Form 8K filed December 1, 2005 File No. 0-30292 Preliminary Information Statement on Schedule 14C Filed December 16, 2005 File No. 0-30292

Ms. Anderson:

On behalf of Fortune Entertainment Corporation (the "Company"), we enclose for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (the “PRE14C”). Amendment No. 1 to the PRE14C contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated January 13, 2006. Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require. Two marked copies of Amendment No. 1 to the PRE14C are being provided supplementally with a copy of this letter for the convenience of the Staff.

Form 8-K

1.
Please provide in your response letter an analysis as to why you were not required to comply with Item 5.01 (a)(8) of Form 8-K upon consummation of the change in control. It appears that you should have provided the information as if you were filing a registration statement on Form 10-SB since you were a “shell company” as defined in Rule 12b-2 immediately before the change in control.

Item 5.01(a)(8) does not apply because this is not a transaction where the Registrant ceases being a shell company. In the adopting release for Item 5.01(a)(8) (Release Nos. 33-8587; 34-52038), the Commission made clear the filing of an 8-K with Form 10-SB level of disclosure is required where a shell company engages in a transaction where the shell company ceases being a shell company. This makes sense in light of the rationale for this rule: the require companies engaged in a “reverse take over” transaction to provide more prompt and detailed filing.

Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006

In the present case, there has only been a change in ownership with respect to the Registrant. The Registrant’s assets remained the same. The Registrant did not acquire any new assets. There has not been a change in the business of the Registrant. As a result, we do not believe that the Registrant was required to make any disclosures pursuant to Item 5.01(a)(8). We do believe, however, that if the Registrant was engaged in a transaction in which new assets were acquired which will cause the Registrant to no longer be a shell company, then it would be required to make disclosures under Item 5.01(a)(8).

2.
While the staff recognizes that counsel for the company does not necessarily represent Central Class Group Limited, please advise, or have counsel for Central Class Group Limited advise us, why your controlling shareholder did not file a Schedule 13D within 10 days after acquiring greater than five percent of your outstanding common stock pursuant to Rule 13d-1. Also ensure that Central Class Group Limited files the Schedule 13D promptly upon your receipt of this letter.

The Registrant had requested Central Class Group to file their Schedule 13D and they filed on January 27, 2006. We apologize for the delay.

3.	Please tell us in your response letter why you did not file a Schedule 14f-1 in connection with the change in the majority of your directors.

The Registrant filed its Schedule 14f-1 on February 8, 2006.  We apologize for the delay.

Preliminary Information Statement

Security Ownership of Certain Beneficial Owners and Management, page 2

4.	Please revise your beneficial ownership table to disclose the individual who has voting and dispositive power over the shares held by Central Class Group Limited.

In response to the Staff’s comments, the Registrant has amended its Schedule 14C provide the additional disclosure requested.

Securities and Exchange Commission
Division of Corporation Finance
February 9, 2006

Change In Control, page 3

5.	Please revise this section to disclose your recent change in control as described in your Form 8-K filed December 1, 2005.

In response to the Staff’s comments, the Registrant has amended its Schedule 14C to provide the additional disclosure requested.

Action 3 Amendment to the Certificate of Incorporation to Change the Name, page 6

6.
We note your disclosure that you believe that the change in the company’s name “is in the Company’s best interest because it better reflects its current operations and business strategy.” Please add additional context regarding your proposed name change. In this regard, please discuss how the name change is related to your securities purchase agreement with WB Capital Group, Inc., and the other transactions disclosed in your Form 8-K filed December 1, 2005.

In response to the Staff’s comments, the Registrant has amended its Schedule 14C to provide the additional disclosure requested.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                Very truly yours,

                Richardson & Patel LLP

/s/ Kevin K. Leung